UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ______________ to _________________

Commission file number 000-08445

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Steak n Shake 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BIGLARI HOLDINGS INC. 17802 IH 10 West, Suite 400 San Antonio, Texas 78257

The Steak n Shake
401(k) Savings Plan

Employer ID No.: 37-0684070
Plan #: 001

Financial Statements as of
December 31, 2012 and 2011, and for the
Year Ended December 31, 2012, Supplemental Schedule as of December 31, 2012, and Report of Independent Registered Public Accounting Firm

THE STEAK N SHAKE 401(K) SAVINGS PLAN

NOTE:
Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of
The Steak n Shake 401(k) Savings Plan
Indianapolis, Indiana

We have audited the accompanying statements of net assets available for benefits of The Steak n Shake 401(k) Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Indianapolis, Indiana
June 28, 2013

THE STEAK N SHAKE 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2012 AND 2011

	2012	2011

ASSETS:
Investments — at fair value:
Money market funds	$6,336,343	$7,103,644
Mutual funds	13,504,674	12,385,499
Common stock	394,700	322,946

Total investments	20,235,717	19,812,089

Receivables:
Notes receivable from participants	316,487	316,096
Participant contributions	65,956	109
Employer contributions	10,641	22

Total receivables	393,084	316,227

Total assets	20,628,801	20,128,316

LIABILITIES — Excess contributions payable	55,735	24,166

NET ASSETS AVAILABLE FOR BENEFITS	$20,573,066	$20,104,150

See notes to financial statements.

THE STEAK N SHAKE 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2012

ADDITIONS:
Contributions:
Participant contributions	$1,342,770
Employer contributions	210,215
Rollovers	134,968

Total contributions	1,687,953

Investment income:
Net appreciation in fair value of investments	1,887,153
Interest and dividends	317,273

Total investment income	2,204,426

Interest income on notes receivable from participants	12,272

Total additions	3,904,651

DEDUCTIONS:
Benefits paid to participants	3,291,414
Administrative expenses	144,321

Total deductions	3,435,735

INCREASE IN NET ASSETS	468,916

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	20,104,150

End of year	$20,573,066

See notes to financial statements.

THE STEAK N SHAKE 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012 AND 2011, AND FOR THE YEAR ENDED DECEMBER 31, 2012

1.	DESCRIPTION OF THE PLAN

The following description of The Steak n Shake 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions. The Plan was established effective September 28, 1953. The Plan was amended and restated as of March 15, 2010.

General — The Plan is a defined contribution plan covering substantially all employees of Steak n Shake Operations, Inc. (the “Company”) and its divisions, subsidiaries, or affiliated companies upon completing six months of service and attaining age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The trustee of the Plan is TD Ameritrade Trust Company.

Contributions — Participants may make voluntary contributions up to 60% of their before-tax annual compensation, as defined in the Plan. The contributions are subject to certain limitations imposed by the Internal Revenue Code (the “Code” or IRC).

The Company may make a discretionary contribution from net profits of Steak n Shake Operations, Inc., as defined in the Plan agreement, in such amounts as may be determined by the Company’s Board of Directors. During 2012 the Company chose not to make a discretionary contribution from net profits. The Company may also make a discretionary matching contribution for participants that have met a service requirement of one year of service (1,000 hours). Discretionary matching contributions were made during 2012.

Participants direct the investment of their contributions into various investment options offered by the Plan, including Biglari Holdings Inc. common stock. Any Company discretionary contributions are allocated based on the participant’s investment options. All amounts in participant accounts are participant-directed.

Participants of the Plan may not contribute to or reallocate their funds to the Biglari Holdings Inc. common stock fund if, at the time of such transfer, Biglari Holdings Inc. common stock constitutes more than 50% of the participant’s account balance.

Rollovers from Other Qualified Employer Plans — The Plan allows for employees to transfer certain of their other qualified employer retirement plan assets to the Plan. These amounts are reflected in rollovers within the accompanying statement of changes in net assets available for benefits.

Participant Accounts — Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with the participant’s contribution and allocations of the Company’s discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are immediately vested in their contributions plus actual earnings thereon. Participants are vested in employer discretionary contributions and any earnings thereon based on total years of service in accordance with the following schedule:

Number of Years of	Vested
Continuous Service	Percentage

Less than 2	-%
2	20
3	40
4	60
5	80
6 or more	100

Payment of Benefits — On termination of service due to death, disability, or retirement, a participant will automatically become 100% vested in his or her account and may receive a lump-sum distribution equal to the value of the account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. If the amount payable under the Plan to any participant is less than or equal to $1,000, the benefits will be paid as a lump-sum distribution. The Plan also offers voluntary withdrawals from rollover contributions and financial hardship withdrawals, subject to Plan provisions.

Forfeitures — Amounts forfeited by participants are first used to pay administrative expenses. Any remaining amounts are used to reduce future employer contributions payable under the Plan. As of December 31, 2012 and 2011, nonvested forfeited accounts totaled $148 and $229, respectively. During the year ended December 31, 2012, the Plan used forfeitures of $18,498 to offset administrative expenses.

Notes Receivable from Participants — The Plan allows for participant loans for hardship purposes. The outstanding loans are secured by the balance in the participant’s account and bear interest at a fixed rate. As of December 31, 2012, loans mature through September 7, 2022, and bear interest at rates ranging from 4.25% to 8.25%. Principal and interest are paid through payroll deductions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan have been prepared using the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America (GAAP).

Payment of Benefits — Benefit payments are recorded when paid.

Administrative Expenses — All expenses of operating the Plan are paid at the direction of the Plan sponsor from the assets of the Plan.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

Investment Valuation and Income Recognition — Investments held by the Plan are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements. Purchases and sales of securities, including related gains and losses, are recorded on a trade-date basis. Interest income is recorded as earned and dividend income is recorded on the date of declaration. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties — The Plan provides for investments in money market funds, mutual funds and common stock that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Use of Estimates — The preparation of the financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the plan document.

New Accounting Pronouncements —In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820. ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The effect of the adoption of ASU 2011-04 had no impact on the Plan’s statement of net assets available for benefits and statement of changes in net assets available for benefits.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2012 and 2011, are stated below.

	2012	2011

Fidelity Retirement Money Market	$6,326,739	$7,092,951
Longleaf Partners International Fund	1,146,991	1,131,838
Third Avenue Value Fund Institutional	3,810,616	3,446,945
Vanguard Index Trust — 500 Portfolio	2,365,450	2,136,469
Vanguard Target Retirement 2020 Fund	1,145,715	1,219,407
Vanguard Target Retirement 2030 Fund	1,139,162	1,063,684

During the year ended December 31, 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds:
Balanced	$1,387,396
Equity	466,866
Fixed income	11,541

1,865,803

Common stock	21,350

Net appreciation in fair value of investments	$1,887,153

4.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The Plan’s policy is to recognize significant transfers between levels at the actual date of the event.

Asset Valuation Techniques:

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes to the methodologies used at December 31, 2012 and 2011.

Mutual funds are valued at the net asset value (NAV) of the shares held by the Plan at year end.

The interest-bearing cash money market fund is valued at $1.00 per share, its stated value at year end.

Biglari Holdings Inc. common stock, which is registered on the New York Stock Exchange, is valued at the last reported sales price on the last business day of the Plan year.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2012 and 2011.

	2012
	Level 1	Level 2	Level 3		Total

Mutual funds:
Balanced	$9,717,846	$	$		$9,717,846
Equity	3,512,441				3,512,441
Fixed income	274,387				274,387

	13,504,674				13,504,674

Money market funds		6,336,343			6,336,343
Common stock	394,700				394,700

Total investments	$13,899,374	$6,336,343	$		$20,235,717

	2011
	Level 1	Level 2	Level 3		Total

Mutual funds:
Balanced	$8,854,717	$-		$-	$8,854,717
Equity	3,268,307				3,268,307
Fixed income	262,475				262,475

	12,385,499	-		-	12,385,499

Money market funds	-	7,103,644			7,103,644
Common stock	322,946				322,946

Total investments	$12,708,445	$7,103,644		$-	$19,812,089

For the year ended December 31, 2012, there were no transfers in or out of levels 1, 2, or 3.

5.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of money market investments sponsored by TD Ameritrade Trust Company. TD Ameritrade Trust Company is the trustee of the Plan, and these transactions qualify as party-in-interest transactions.

At December 31, 2012 and 2011, the Plan held 1,012 and 877 shares, respectively, of Biglari Holdings Inc. common stock, with a cost basis of $374,882 and $351,415, respectively.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company reserves the right under the Plan document to terminate the Plan at any time, subject to the provisions of ERISA. If the Plan is terminated, each participant would become fully vested and therefore, the balance in each participant’s account would be nonforfeitable.

7.	TAX STATUS OF THE PLAN

The Company has received a favorable determination letter dated August 23, 2011, from the Internal Revenue Service stating that the Plan was designed in accordance with the applicable sections of the Internal Revenue Code. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal or state taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and is currently under audit with the IRS for the 2010 Plan year.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

******

SUPPLEMENTAL SCHEDULE

THE STEAK N SHAKE 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)		EIN#: 37-0684070
AS OF DECEMBER 31, 2012		Plan #: 001

	Description of Investment
	Including Maturity Date,
Identity of Issuer, Borrower,	Rate of Interest, Collateral,	Fair
Lessor or Similar Party	Par or Maturity Value	Value

Money market funds:
Fidelity Investments	Fidelity Retirement Money Market	$6,326,739
* TD Ameritrade	TD Bank Institutional MMDA	244
* TD Ameritrade	TD Bank USA MMDA	9,360

Total money market funds		6,336,343

Mutual funds:
Longleaf Partners	Longleaf Partners International Fund	1,146,991
Pimco	Pimco Pacific Investment Short Term Instit.	160,880
Third Avenue	Third Avenue Focused Credit Fund	113,507
Third Avenue	Third Avenue Value Fund Institutional	3,810,616
Vanguard	Vanguard Index Trust — 500 Portfolio	2,365,450
Vanguard	Vanguard Target Retirement 2010 Fund	431,425
Vanguard	Vanguard Target Retirement 2015 Fund	526,409
Vanguard	Vanguard Target Retirement 2020 Fund	1,145,715
Vanguard	Vanguard Target Retirement 2025 Fund	408,886
Vanguard	Vanguard Target Retirement 2030 Fund	1,139,162
Vanguard	Vanguard Target Retirement 2035 Fund	693,266
Vanguard	Vanguard Target Retirement 2040 Fund	939,758
Vanguard	Vanguard Target Retirement 2045 Fund	142,595
Vanguard	Vanguard Target Retirement 2050 Fund	354,332
Vanguard	Vanguard Target Retirement Income Fund	125,682

Total mutual funds		13,504,674

Common stock — *Biglari Holdings Inc.	Biglari Holdings Inc. Common Stock	394,700

Notes receivable from participants —
* Various plan participants	Participant loans, with interest rates ranging
	from 4.25% to 8.25% and maturing at	$316,487
	various dates through September 7, 2022

TOTAL		$20,552,204

* Denotes a party-in-interest

SIGNATURES

The Plan.                      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Steak n Shake 401(k) Savings Plan

By:	/s/ Bruce Lewis
Bruce Lewis, on behalf of Steak n Shake Operations, Inc., the Plan Sponsor

Date:  June 28, 2013

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm